

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 18, 2018

Dimitri Elkin
Chief Executive Officer
Twelve Seas Investment Company
25/28 Old Burlington Street
Mayfair, London, W1S 3AN

> **Re: Twelve Seas Investment Company**
> **Draft Registration Statement on Form S-1**
> **Submitted December 22, 2017**
> **CIK No. 0001726146**

Dear Mr. Elkin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please ensure that the information about your management's track record is balanced, with equally prominent discussion of any management experience with similar transactions initiated but abandoned, unsuccessful transactions, or transactions or entities that generated losses for investors. In this regard, we note your disclosure on page 69 that "Mr. Cannon, our President and Chief Financial Officer, has been or is a founder, officer and director of four blank check companies. Two of these companies consummated business combinations, one is still seeking to consummate a business combination and one failed to conduct an initial public offering."

2. Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third

party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. In this regard, we note your reference throughout the prospectus to Pitchbook Data, Inc.

Competition, page 62

3. Please revise to disclose the number (or an estimate) of publicly traded special purpose acquisition companies that may be competitors, and clarify whether there are any with a focus on the Pan-Eurasian market.

Description of Securities

Representative's Ordinary Shares, page 85

4. We note your disclosure throughout the prospectus that you have agreed to issue 275,000 shares to EarlyBirdCapital, Inc. upon the consummation of the offering. It appears that an investment decision has been made with respect to the shares. Please advise.

Undertaking, page II-1

5. You state on the prospectus cover page that you are offering the units for sale on a firm-commitment basis. Please tell us why you have provided the undertakings for Rule 415 offerings pursuant to Item 512(a) of Regulation S-K.

Balance Sheet

Accounts Payable and Accrued Expenses, page F-3

6. Please reconcile the disparate amounts of $25,721 in accrued expenses at December 15, 2017 to the $650,000 in estimated expenses disclosed in Item 13, Part III, page II-1. We note those estimated expenses relate to this registration statement.

Notes to Financial Statements

Note 1 — Organization and Business Operations, page F-7

7. We note that you disclose that you have selected December 31 as your fiscal year end. Please revise to update your audited financial statements as of December 15, 2017.

General

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Law Clerk, at (202) 551-6711 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Craig D.Wilson *for*

Folake Ayoola
Special Counsel
Office of Information Technology
and Services

cc: Douglas S. Ellenoff
       Stuart Neuhauser
       Ellenoff Grossman & Schole LLP